Exhibit 99.1

Fluor Corporation	Brian Mershon
6700 Las Colinas Blvd	Media Relations
Irving, Texas 75039	469.398.7621
469.398.7000

Jason Landkamer
Investor Relations
469.398.7222

News Release

FOR IMMEDIATE RELEASE

Former CEO Alan Boeckmann named Executive Chairman; Carlos Hernandez will serve as interim CEO

David Seaton steps down as Chairman and CEO of Fluor

IRVING, Texas (May 2, 2019) — Fluor Corporation (NYSE: FLR) announced today that David T. Seaton has stepped down as CEO and will no longer serve as a member of the board of directors, effective May 1, 2019.  He will remain with the company through the transition and to assist management as requested.

Alan L. Boeckmann has been named executive chairman of the board.   Carlos M. Hernandez, previously responsible for law, risk and compliance, will serve as the interim CEO until a permanent replacement is identified.

“I want to thank David for his 34 years of service and dedication to Fluor,” said Mr. Hernandez.  “He led significant transformation of the company including the rebuilding of our self-perform construction capabilities, implemented our integrated solutions model and initiated our data centric execution approach.”

“The board has great confidence in Carlos,” said Mr. Boeckmann. “We trust that he will provide the needed direction for the company and build upon Fluor’s leadership position in the marketplace.”

Mr. Boeckmann recently rejoined Fluor’s board of directors after retiring in 2012.  Originally joining Fluor in 1974, he held many positions across the company prior to becoming chairman and chief executive officer from 2002 to 2011.  Mr. Boeckmann currently serves on the boards of BP, Sempra Energy and Archer Daniels Midland, but is stepping down from the BP board in May 2019.

Mr. Hernandez has been chief legal officer and secretary of Fluor Corporation since 2007. Prior to joining the company, he was general counsel and secretary of ArcelorMittal USA, Inc. from 2005 to 2007.  He holds a bachelor of science degree in civil engineering from Purdue University and a juris doctorate from the University of Miami School of Law.

About Fluor Corporation

Founded in 1912, Fluor Corporation (NYSE: FLR) is a global engineering, procurement, fabrication, construction and maintenance company that transforms the world by building prosperity and empowering progress. Fluor serves its clients by designing, building and maintaining safe, well executed, capital-efficient projects around the world. With headquarters in Irving, Texas, Fluor ranks 153 on the Fortune 500 list with revenue of $19.2 billion in 2018 and has more than 53,000 employees worldwide. For more information, please visit www.fluor.com or follow Fluor on Facebook, Twitter, LinkedIn and YouTube.

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